Contact

www.linkedin.com/in/wendelafonso
(LinkedIn)
www.invitanutricao.com.br
(Company)

Top Skills

Innovation Management

Food Industry

Cross-functional Team Leadership

Languages

English (Full Professional)

Portuguese (Native or Bilingual)

Honors-Awards

MIT Dean's Fellowship Award

Indicated to the "Innovators Under 35" from MIT

Brazilian National Innovation Awards finalist

PROTEO Frosty Whey - 2nd place by the popular jury

Elite Award - 2nd place among tech-based companies selected from the top 10 Universities in the world

Publications

SCIENTIFIC PRODUCTION

Book chapter (co-author) - Food Science and Technology

INVITA - 2nd place in the national ranking of fastest growing SME companies (Deloitte, 2015)

Del Afonso

More than 20 years of experience bridging the gap between technology and market in the food & baby nutrition space.
Greater Boston

Summary

Del Afonso is the Founder & CEO of Harmony Baby Nutrition, a food-science based company that is reshaping infant nutrition. Harmony is creating breast milk components using cutting-edge biotechnology to replace the need for cow's milk in infant nutrition. His creations are disrupting the booming yet outdated infant nutrition industry.

Prior to Harmony, Del has been a researcher, entrepreneur, and baby nutrition expert, treating thousands of babies with special dietary restrictions. He has experience translating science into consumer products by bringing new nutritional compounds through regulatory systems and into the market and has led technology-based companies through all stages to launch new food science-based businesses. In doing so, he has created numerous prototypes, performed clinical trials, and launched more than 30 successful innovative products. Such work was anchored on solid scientific production, publishing around 30 scientific articles, 2 book chapters, and 3 patents.

Harmony is a combination of Del's long-time experience in the infant nutrition space (20+ years), top notch science, and strong personal motivation, which ignited the first steps of the company when his family faced their own feeding challenges. Amidst struggles to breastfeed, they turned to infant formula and discovered that their second child had cow's milk allergy. With his extensive experience in specialty infant nutrition, Del knew that this would be quite the problem, as the hypoallergenic options that are on the market simply do not live up to the standards that families need and cause a variety of bad side effects. This created plenty of panic and sleepless nights, turning feeding into a nightmare, even for a professional who has spent years treating families facing these exact challenges. Because of this personal experience, Del is always on the lookout for cutting-edge technologies that he can turn into innovative products that will change the struggles families face feeding their little ones into peaceful and treasured times.

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Experience

Harmony Baby Nutrition
Founder - CEO
August 2018 - Present (7 years 3 months)
Greater Boston Area

HARMONY is an MIT-based startup applying biotechnology to mimic the composition of human breast milk to create the next generation of infant formulas. Harmony's unique baby nutrition contains human breast milk proteins as the base, instead of cow or goat milk. Nowadays in the U.S. there are about 4 million newborns/year and 88% of the babies will end up on formulas by the age of 6 months. The current infant formulas have caused side effects (up to 17% of the users) primarily because they are based on cow's milk powder as the main ingredient. Harmony has the first breast milk proteins-based formulas (dairy-free, allergy-free, easy to digest and environmental friendly) in the global market.
Harmony got support from different programs at MIT (Sandbox, 100K Pitching competition, MIT FUSE and Biomedical Startups). Awarded with the second place at U-talent startup competition on China among technology-based companies selected from the top 10 universities around the world, 2019

INVITA - 2nd place in the national ranking of fastest growing SME companies (Deloitte, 2015)
Chief Executive Officer
October 2010 - April 2017 (6 years 7 months)
Belo Horizonte Area, Brazil

Founder and Director of INVITA Special Nutrition (www.invitanutricao.com.br), an academic spin off company that produces clinical foods with high value to treat rare diseases such as inborn errors of metabolism, allergy to cow's milk proteins and infant formulas. The company placed second in the national ranking of fastest growing SME companies in Brazil. The earnings growth was 179% CAGR between FY11-15 (Deloitte, 2015). The company is the only Brazilian manufacturer of such technology and competes with large foreign multinationals raging from Danone, Nestle and Mead Johnson. My professional experience went through all the stages to the launch a new biotechnology business, ranging from laboratory researches, market studies, business modeling, venture capital investment, revenue generation and market expansion.

Edetec Food Industry
Chief Executive Officer
October 2006 - September 2010 (4 years)
Belo Horizonte Area, Brazil

Academic Spin-off company that produces new food ingredient based on proprietary technologies.

EDETEC Received the "Innovative Startup Company" award by INOVA (UFMG technology incubator) in 2009

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Education

Massachusetts Institute of Technology - Sloan School of Management
Master of Business Administration - MBA, Business Administration and Management, General · (2017 - 2018)

Stanford Business School
Technology Entrepreneurship Online Course · (2012 - 2012)

Pontifícia Universidade Católica de Minas Gerais
Post-graduation, Business Administration, Management and Operations · (2008 - 2010)

Universidade Federal de Minas Gerais / UFMG
Msc. (Master Degree), Food Science · (2007 - 2009)

Universidade Federal de Minas Gerais
Associate's degree, Pharmaceutical industry · (2002 - 2003)